CONFIRMING STATEMENT

I confirm that I have authorized and designated Henry I. Feir and Stuart L.
Merkadeau to execute and file on my behalf all Forms 3, 4 and 5 (including any amendments thereto) that I may be required to file with the U.S. Securities and
Exchange Commission as a result of my ownership of or transactions in securities of the Company. The authority of the above-designated individuals shall continue until I am no longer required to file Forms 3, 4 and 5 with regard to my ownership of or transactions in securities of the Company, unless earlier revoked in writing. I acknowledge that the Company and the above-designated individuals, and each of them, are not assuming any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.

/s/ Richard DeLateur

Richard DeLateur

Dated: May 20, 2010